Exhibit 107.1
CALCULATION OF FILING FEE TABLE
Schedule TO
(Form Type)

Ironwood Multi-Strategy Fund LLC
(Name of Issuer)

Ironwood Multi-Strategy Fund LLC
(Name of Person(s) Filing Statement)

Table 1 - Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$0(1)	0.00013810	$0(1)
Fees Previously Paid	—		—
Total Transaction Valuation	$0(1)
Total Fees Due for Filing			$0(1)
Total Fees Previously Paid			$0.00
Total Fee Offsets			$0.00
Net Fee Due			$0(1)

(1)
The aggregate maximum value of limited liability company interests (“Units”) of Ironwood Multi-Strategy Fund LLC (the “Company”) being purchased is $716,264,111, based upon 20% of the net asset value of the Company as of July 31, 2026. The table reports a transaction valuation of $0 because the Offer is not subject to fees pursuant to the SEC No-Action Letter addressed to the Ironwood Funds and dated April 20, 2017.